UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson")

Board & Committee Changes

Tim Score, Deputy Chair, Senior Independent Director and Chair of Pearson's Nomination & Governance Committee, will retire from the Pearson Board at the conclusion of the Annual General Meeting in April 2024.

The Company hereby announces that, upon Mr Score's retirement:
-    Graeme Pitkethly (Non-Executive Director) will be appointed as Deputy Chair and Senior Independent Director, alongside his current roles as Chair of the Audit Committee and member of the Reputation & Responsibility Committee. Mr Pitkethly will also be appointed as a member of the Nomination & Governance Committee; and
-    Omid Kordestani (Board Chair) will be appointed as Chair of the Nomination & Governance Committee.

This notification is made in accordance with LR 9.6.11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 March 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary